
August 8, 2023

Brent J. Guerisoli
Chief Executive Officer
The Pennant Group, Inc.
1675 E. Riverside Drive, Suite 150
Eagle, Idaho 83616

> **Re: The Pennant Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2023**
> **File No. 001-38900**

Dear Brent J. Guerisoli:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 13, 2023

Pay Versus Performance, page 27

1. We note that the peer group discussed below the pay versus performance table is not a published industry or line-of-business index. Accordingly, please ensure that you list all of the companies that comprise the peer group used in your pay versus performance table. Refer to Regulation S-K Item 402(v)(2)(iv).

2. Refer to the reconciliation table in footnote (2) to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Year that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

3.   Please provide a clear description of the relationship between compensation actually paid and your total shareholder return. Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. Please also provide a clear description of the relationship between your total shareholder return and the total shareholder return of your peer group. Refer to Regulation S-K Items 402(v)(5)(i) and (iv).

4.   We note that you have included Adjusted Net Income as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please include your Company-Selected Measure in in the Tabular List provided pursuant to Regulation S-K Item 402(v)(6).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program